UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTIONS 240.13d-1(b),(c)
AND (d) THERETO FILED PURSUANT TO SECTION 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.        )*
Bioform Medical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09065G982
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No.	09065G982	Page	2	of	11 pages

1	NAME OF REPORTING PERSONS Biotechnology Development Fund II, L.P. (“BDF II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,978,767 shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares.

WITH	8	SHARED DISPOSITIVE POWER

2,978,767 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,978,767 shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	09065G982	Page	3	of	11 pages

1	NAME OF REPORTING PERSON BioAsia Management, LLC (“BioAsia”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		0 shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,978,767 shares.*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares.

WITH	8	SHARED DISPOSITIVE POWER

2,978,767 shares.*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,978,767 shares.*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12	TYPE OF REPORTING PERSON

OO
*Consists of 2,978,767 shares of common stock held by Biotechnology Development Fund II, L.P. (“BDF II”). BioAsia is the general partner of BDF II. BioAsia disclaims beneficial ownership of the shares held directly by BDF II, except to the extent of its pecuniary interest therein.

CUSIP No.	09065G982	Page	4	of	11 pages

1	NAME OF REPORTING PERSON Frank Kung (“Kung”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		67,957 shares.*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,324,915 shares.**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,957 shares.*

WITH	8	SHARED DISPOSITIVE POWER

5,324,915 shares.**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,392,872 shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.7%

12	TYPE OF REPORTING PERSON

IN
*Consists of (i) 20,000 shares of common stock held directly by Mr. Kung and (ii) 47,957 shares of common stock held directly by the Kung Family Trust dated 2/8/02 (the “Kung Trust”), of which Mr. Kung is the trustee and may be deemed to have sole voting and dispositive power as to those shares held directly by the Kung Trust. Mr. Kung disclaims beneficial ownership of the shares held directly by the Kung Trust, except to the extent of his pecuniary interest therein.
**Consists of (i) 2,978,767 shares of common stock held by BDF II, (ii) 500,000 shares of common stock held by Biotechnology Development Fund L.P (“BDF”), (iii) 1,407,544 shares held by Biotechnology Development Fund IV L.P. (“BDF IV”), (iv) 412,588 shares held by BioAsia Crossover Fund L.P. (“Crossover”), and (v) 26,016 shares held by Biotechnology Development Fund IV Affiliates L.P. (“BDF IV Affiliates”). Mr. Kung is a member of BioAsia, which is the general partner of BDF II, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF II. Mr. Kung is a member of BioAsia Investments LLC, which is the general partner of BDF, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF. Mr. Kung is a member of BioAsia Investments IV, LLC, which is the general partner of each of BDF IV, Crossover and BDF IV Affiliates, and may be deemed to have shared voting and dispositive power as to the shares of common stock held directly by BDF IV, Crossover and BDF IV Affiliates. Mr. Kung disclaims beneficial ownership of the shares held directly by BDF II, BDF, BDF IV, Crossover and BDF IV Affiliates, except to the extent of his pecuniary interest therein.

CUSIP No.	09065G982	Page	5	of	11 pages

1	NAME OF REPORTING PERSON Anselm Leung (“Leung”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		112,957 shares.*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,478,767 shares.**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		112,957 shares.*

WITH	8	SHARED DISPOSITIVE POWER

3,478,767 shares.**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,591,724 shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12	TYPE OF REPORTING PERSON

IN
*Consists of 112,957 shares held directly by The Leung Family Trust dated 10/30/01 (the “Leung Trust”), of which Mr. Leung is the trustee and may be deemed to have sole voting and dispositive power as to those shares of common stock held directly by the Leung Trust. Mr. Leung disclaims beneficial ownership of the shares held directly by the Leung Trust, except to the extent of his pecuniary interest therein.
**Consists of (i) 2,978,767 shares of common stock held by BDF II, and (ii) 500,000 shares of common stock held by BDF. Mr. Leung is a member of BioAsia, which is the general partner of BDF II, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF II. Mr. Leung is a member of BioAsia Investments LLC, which is the general partner of BDF, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF. Mr. Leung disclaims beneficial ownership of the shares held directly by BDF II, and BDF, except to the extent of his pecuniary interest therein.

CUSIP No.	09065G982	Page	6	of	11 pages

1	NAME OF REPORTING PERSON Edgar Engleman (“Engleman”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		59,964 shares.*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,324,915 shares.**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		59,964 shares.*

WITH	8	SHARED DISPOSITIVE POWER

5,324,915 shares.**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,384,879 shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.6%

12	TYPE OF REPORTING PERSON

IN
*Consists of (i) 20,000 shares of common stock held directly by Mr. Egleman and (ii) 39,964 shares of common stock held directly by the Engleman Family Trust dated 2/13/86 (the “Engleman Trust”) of which Mr. Engleman is the trustee and may be deemed to have sole voting power and dispositive power as to those shares of common stock held directly by the Engleman Trust. Mr. Engleman disclaims beneficial ownership of the shares held directly by the Engleman Trust, except to the extent of his pecuniary interest therein.
**Consists of (i) 2,978,767 shares of common stock held by BDF II, (ii) 500,000 shares of common stock held by BDF, (iii) 1,407,544 shares held by BDF IV, (iv) 412,588 shares held by Crossover, and (v) 26,016 shares held by BDF IV Affiliates. Mr. Engleman is a member of BioAsia, which is the general partner of BDF II, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF II. Mr. Engleman is a member of BioAsia Investments LLC, which is the general partner of BDF, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF. Mr. Engleman is a member of BioAsia Investments IV, LLC, which is the general partner of each of BDF IV, Crossover and BDF IV Affiliates, and may be deemed to have shared voting and dispositive power as to the shares of common stock held directly by BDF IV, Crossover and BDF IV Affiliates. Mr. Engleman disclaims beneficial ownership of the shares held directly by BDF II, BDF, BDF IV, Crossover and BDF IV Affiliates, except to the extent of his pecuniary interest therein.

Item 1.
(a)	Name of Issuer:

Bioform Medical, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1875 South Grant Street
Suite 110
San Mateo, California 94402
Item 2.
(a)	Name of Person(s) Filing:
               Biotechnology Development Fund II, L.P., a Delaware limited partnership (“BDF II”), BioAsia Management, LLC, a California limited liability company (“BioAsia”), Frank Kung (“Kung”), Anselm Leung (“Leung”) and Edgar Engleman (“Engleman”) hereby make this single joint filing statement on Schedule 13G with respect to certain shares of common stock of Bioform Medical, Inc. (“Issuer”) as follows. BDF II, BioAsia, Kung, Leung and Engleman are each sometimes referred to herein as a Reporting Person and, collectively, referred to as the Reporting Persons.
               BioAsia is the general partner of BDF II, and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by BDF. Kung, Leung and Engleman are members of BioAsia and may be deemed to have indirect beneficial ownership of the shares of Issuer directly owned by BDF II. Kung, Leung and Engleman are members of BioAsia Investments LLC, which is the general partner of Biotechnology Development Fund L.P. (“BDF”), and may be deemed to have indirect beneficial ownership of the shares of Issuer directly held by BDF. Kung and Engleman are members of BioAsia Investments IV, LLC, which is the general partner of each of Biotechnology Development Fund IV L.P. (“BDF IV”), BioAsia Crossover Fund L.P. (“Crossover”) and Biotechnology Development Fund IV Affiliates L.P. (“BDF IV Affiliates”), and may be deemed to have indirect beneficial ownership of the shares of Issuer directly held by BDF IV, Crossover and BDF IV Affiliates. Kung is the trustee of the Kung Family Trust dated 2/08/02 (the “Kung Trust”) and may be deemed to have voting and dispositive power over the shares of common stock of the Issuer held directly by the Kung Trust. Leung is trustee of The Leung Family Trust dated 10/30/01 (the “Leung Trust”) and may be deemed to have voting and dispositive power over the shares of common stock of the Issuer held by the Leung Trust. Engleman is trustee of the Engleman Family Trust dated 2/13/86 (the “Engleman Trust”) and may be deemed to have voting and dispositive power over the shares of common stock of the Issuer held by the Engleman Trust.
(b)	Address of Principal Business Office or, if none, Residence:
 The address of each Reporting Person is: 575 High Street, Suite 201, Palo Alto, California 94301
(c)	Citizenship:
               BDF II is a Delaware limited partnership. BioAsia is a California limited liability company. Kung, Leung, and Engleman are United States citizens.
(d)	Title of Class of Securities:

Common Stock.

(e)	CUSIP Number:

09065G982

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
N.A.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
     The percentages of class listed below are calculated based on 46,225,531 shares of common stock of the Issuer outstanding as of January 31, 2008 as represented to be outstanding in Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2007.
Biotechnology Development Fund II, L.P.
(a)	Amount Beneficially Owned: 2,978,767 shares.

(b)	Percent of Class: 6.4%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote : 0 shares.

(ii)	Shared power to vote or to direct the vote: 2,978,767 shares.

(iii)	Sole power to dispose or direct the disposition of: 0 shares.

(iv)	Shared power to dispose or direct the disposition of: 2,978,767 shares.
BioAsia Management, LLC
(a)	Amount Beneficially Owned: 2,978,767 shares.

(b)	Percent of Class: 6.4%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote : 0 shares.

(ii)	Shared power to vote or to direct the vote: 2,978,767 shares.*

(iii)	Sole power to dispose or direct the disposition of: 0 shares.

(iv)	Shared power to dispose or direct the disposition of: 2,978,767 shares.*
*Consists of 2,978,767 shares of common stock held by BDF II. BioAsia is the general partner of BDF II. BioAsia disclaims beneficial ownership of the shares held directly by BDF II, except to the extent of its pecuniary interest therein.
Frank Kung
(a)	Amount Beneficially Owned: 5,392,872 shares.

(b)	Percent of Class: 11.7%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote : 67,957 shares.*

(ii)	Shared power to vote or to direct the vote: 5,324,915 shares.**

(iii)	Sole power to dispose or direct the disposition of: 67,957 shares.*

(iv)	Shared power to dispose or direct the disposition of: 5,324,915 shares.**
*Consists of (i) 20,000 shares of common stock held directly by Mr. Kung and (ii) 47,957 shares of common stock held directly by the Kung Family Trust dated 2/8/02 (the “Kung Trust”), of which Mr. Kung is the trustee and may be deemed to have sole voting and dispositive power as to those shares held directly by the Kung Trust. Mr. Kung disclaims beneficial ownership of the shares held directly by the Kung Trust, except to the extent of his pecuniary interest therein.
**Consists of (i) 2,978,767 shares of common stock held by BDF II, (ii) 500,000 shares of common stock held by BDF, (iii) 1,407,544 shares held by BDF IV, (iv) 412,588 shares held by Crossover, and (v) 26,016 shares held by BDF IV Affiliates. Mr. Kung is a member of BioAsia, which is the general partner of BDF II, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF II. Mr. Kung is a member of BioAsia Investments LLC, which is the general partner of BDF, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF. Mr. Kung is a member of BioAsia Investments IV, LLC, which is the general partner of each of BDF IV, Crossover and BDF IV Affiliates, and may be deemed to have shared voting and dispositive power as to the shares of common stock held directly by BDF IV, Crossover and BDF IV Affiliates. Mr. Kung disclaims beneficial ownership of the shares held directly by BDF II, BDF, BDF IV, Crossover and BDF IV Affiliates, except to the extent of his pecuniary interest therein.
Anselm Leung
(a)	Amount Beneficially Owned: 3,591,724 shares.

(b)	Percent of Class: 7.8%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote : 112,957 shares.*

(ii)	Shared power to vote or to direct the vote: 3,478,767 shares.**

(iii)	Sole power to dispose or direct the disposition of: 112,957 shares.*

(iv)	Shared power to dispose or direct the disposition of: 3,478,767 shares.**
*Consists of 112,957 shares held directly by The Leung Family Trust dated 10/30/01 (the “Leung Trust”), of which Mr. Leung is the trustee and may be deemed to have sole voting and dispositive power as to those shares of common stock held directly by the Leung Trust. Mr. Leung disclaims beneficial ownership of the shares held directly by the Leung Trust, except to the extent of his pecuniary interest therein.
**Consists of (i) 2,978,767 shares of common stock held by BDF II, and (ii) 500,000 shares of common stock held by BDF. Mr. Leung is a member of BioAsia, which is the general partner of BDF II, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF II. Mr. Leung is a member of BioAsia Investments LLC, which is the general partner of BDF, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF. Mr. Leung disclaims beneficial ownership of the shares held directly by BDF II, and BDF, except to the extent of his pecuniary interest therein.
Edgar Engleman
(a)	Amount Beneficially Owned: 5,384,879 shares.

(b)	Percent of Class: 11.6%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote : 59,964 shares.*

(ii)	Shared power to vote or to direct the vote: 5,324,915 shares.**

(iii)	Sole power to dispose or direct the disposition of: 59,964 shares.*

(iv)	Shared power to dispose or direct the disposition of: 5,324,915 shares.**
*Consists of (i) 20,000 shares of common stock held directly by Mr. Egleman and (ii) 39,964 shares of common stock held directly by the Engleman Family Trust dated 2/13/86 (the “Engleman Trust”) of which Mr. Engleman is the trustee and may be deemed to have sole voting power and dispositive power as to those shares of common stock held directly by the Engleman Trust. Mr. Engleman disclaims beneficial ownership of the shares held directly by the Engleman Trust, except to the extent of his pecuniary interest therein.
**Consists of (i) 2,978,767 shares of common stock held by BDF II, (ii) 500,000 shares of common stock held by BDF, (iii) 1,407,544 shares held by BDF IV, (iv) 412,588 shares held by Crossover, and (v) 26,016 shares held by BDF IV Affiliates. Mr. Engleman is a member of BioAsia, which is the general partner of BDF II, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF II. Mr. Engleman is a member of BioAsia Investments LLC, which is the general partner of BDF, and may be deemed to have shared voting and dispositive power as to those shares of common stock held directly by BDF. Mr. Engleman is a member of BioAsia Investments IV, LLC, which is the general partner of each of BDF IV, Crossover and BDF IV Affiliates, and may be deemed to have shared voting and dispositive power as to the shares of common stock held directly by BDF IV, Crossover and BDF IV Affiliates. Mr. Engleman disclaims beneficial ownership of the shares held directly by BDF II, BDF, BDF IV, Crossover and BDF IV Affiliates, except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:
               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N.A.

Item 8.	Identification and Classification of Members of the Group.
N.A.

Item 9.	Notice of Dissolution of Group.
N.A.

Item 10.	Certification
N.A.

Page 10 of 11 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

BioAsia Management, LLC

By:	/s/ Frank Kung

Frank Kung, Member

Biotechnology Development Fund II, L.P.,
By: BioAsia Management, LLC
Its: General Partner

By:	/s/ Frank Kung

Frank Kung, Member

/s/ Frank Kung

Frank Kung

/s/ Anselm Leung

Anselm Leung

/s/ Edgar Engleman

Edgar Engleman
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100

Exhibit 99.1
     Pursuant to Rule 13d-l(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them.
Dated: February 14, 2008

BioAsia Management, LLC

By:	/s/ Frank Kung

Frank Kung, Member

Biotechnology Development Fund II, L.P.,
By: BioAsia Management, LLC
Its: General Partner

By:	/s/ Frank Kung

Frank Kung, Member

/s/ Frank Kung

Frank Kung

/s/ Anselm Leung

Anselm Leung

/s/ Edgar Engleman

Edgar Engleman